Exhibit 4.1

SECOND SUPPLEMENTAL INDENTURE

Dated as of September 29, 2008

between

TRIARC COMPANIES, INC.,

as Issuer

and

WILMINGTON TRUST COMPANY,

as Trustee

_______________________________

5% Convertible Notes Due 2023

SECOND SUPPLEMENTAL INDENTURE (this “Second Supplemental Indenture”), dated as of September 29, 2008, between TRIARC COMPANIES, INC., a Delaware corporation (the “Company”), and WILMINGTON TRUST COMPANY, a Delaware banking corporation, as trustee under the Indenture referred to below (the “Trustee”).

W I T N E S S E T H:

WHEREAS, the Company and the Trustee are parties to that certain Indenture, dated as of May 19, 2003 (the “Original Indenture”), as supplemented by the First Supplemental Indenture, dated as of November 21, 2003 (the “First Supplemental Indenture” and, together with the Original Indenture and this Second Supplemental Indenture, the “Indenture”), pursuant to which the Company duly issued its 5% Convertible Notes due 2023 (the “Notes”) in the aggregate principal amount of $175 million;

WHEREAS, Section 10.01(f) of the Original Indenture provides that the Company, when authorized by resolutions of the Board of Directors certified by the Secretary or Assistant Secretary of the Company and the Trustee, may enter into supplemental indentures without the consent of the Noteholders for the purpose of, among other things, making such other provisions in regard to matters or questions arising under the Indenture that shall not materially adversely affect the interests of the holders of the Notes;

WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of April 23, 2008 (the “Merger Agreement”), among the Company, Green Merger Sub, Inc. and Wendy’s International, Inc. (“Wendy’s”), on the date hereof Wendy’s shareholders received 4.25 shares of the Company’s Class A Common Stock, par value $0.10 per share (“Class A Stock”), for each share of Wendy’s common stock they own and Wendy’s became a wholly-owned subsidiary of the Company (the “Wendy’s Acquisition”);

WHEREAS, pursuant to the Merger Agreement, the Company adopted an amendment to its certificate of incorporation which, among other things, converted each issued and outstanding share of Class B Common Stock, par value $0.10 per share (“Class B Stock”) into one share of Class A Stock with the result being that upon the filing of the amendment to the certificate of incorporation with the Secretary of State of the State of Delaware the Company has a single class of common stock (the “Recapitalization”);

WHEREAS, Section 14.06 of the Original Indenture addresses the consequences of a reclassification or change of the outstanding shares of Common Stock and a consolidation, merger or combination of the Company or a sale or conveyance of all or substantially all of the properties and assets of the Company as a result of which holders of Common Stock shall be entitled to receive stock, other securities or other property or assets (including cash) with respect to or in exchange for such Common Stock;

WHEREAS, as a result of the Reclassification, in the reasonable judgment of the Board of Directors, a conversion of the shares of Reserved Class B Stock into shares of Reserved Common Stock (as defined below) is necessary to approximate the results that would be obtained under Section 14.06 with respect to the Common Stock; and

WHEREAS, the Company and the Trustee wish and have agreed to execute and deliver this Supplemental Indenture as herein provided and all conditions and requirements necessary to make this Supplemental Indenture a valid, binding and legal instrument in accordance with its terms have been performed and fulfilled and the execution and delivery hereof have been in all respects duly authorized by all necessary parties.

NOW, THEREFORE, for and in consideration of the promises contained herein, it is mutually covenanted and agreed for the benefit of all Holders of the Notes as follows:

SECTION 1. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

SECTION 2. The Indenture is hereby amended as follows:

(a)	The following definition is added to Section 1.01:

“Reserved Common Stock” means Common Stock in an amount equal to the number of shares of Class B Stock which a Noteholder would have received in connection with a conversion of the Notes if such holder had converted its Notes immediately prior to the Reclassification.

(b)	Section 1.01 is hereby further amended by changing the definition of “Closing Sale Price” to read, in its entirety, as follows:

“Closing Sale Price” of the shares of Common Stock on any date means the closing sale price per share (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) of the Common Stock on such date as reported in composite transactions for the principal United States securities exchange on which shares of Common Stock are traded or, if the shares of Common Stock are not listed on a United States securities exchange, as reported by the Nasdaq system or by the National Quotation Bureau Incorporated. In the absence of such quotations, the Company shall be entitled to determine the Closing Sale Price of the Common Stock on the basis of such quotations as it considers appropriate. Closing Sale Price shall be determined without reference to extended or after hours trading.

(c)	In Section 14.01(a) the word “or” is hereby inserted immediately before clause (iv) and clause (v) and clause (vi) are hereby deleted in their entirety.
(d)	Section 14.13 is hereby added to the Original Indenture to read in its entirety as follows:

Section 14.13 Reclassification of Reserved Class B Stock. On September 29, 2008, the Company adopted an amendment to its certificate of incorporation which, among other things, converted each issued and outstanding share of Class B Stock into one share of Common Stock, consequently each share of Reserved Class B Stock has been converted into one share of Reserved Common Stock. The Company has reserved additional shares of Common Stock for distribution to the Noteholders upon conversion of the Notes so that any such holder converting Notes will receive upon such conversion a number of shares of Common Stock, in addition to the number of shares of Common Stock such holder would have received prior to the Reclassification, equal to the number of shares of Reserved Class B Stock which such holder would have received as if such holder had converted its Notes immediately prior to the Recapitalization. In case the Company shall take any action with respect to the Reserved Common Stock of the type described in Section 14.05(a), (b), (c), (d) or (f) that would have required an adjustment to the Conversion Rate if such action had been taken with respect to the Common Stock, the Company shall effect an adjustment to the number of shares of Reserved Common Stock so as to, in the reasonable judgment of the Board of Directors of the Company, approximate the adjustments provided for under Section 14.05(a), (b), (c), (d) or (f), as the case may be, with respect to the Common Stock. In addition, in case the Company shall distribute a cash dividend on its Common Stock (other than in connection with a liquidation, dissolution or winding up of the Company) in an amount such that the aggregate percentage of all such dividends declared during the twelve-month period through and including the applicable date of declaration (calculated as the sum of the percentages that (i) each such dividend on one share of Reserved Common Stock during the period and (ii) each such dividend on one share of Common Stock during the period represents of the average Closing Sale Price (as defined in Section 14.01(a)(v)) during the ten Trading Days immediately prior to the declaration date of the applicable dividend) exceeds 5%, then the Company shall effect an adjustment to the number of shares of Reserved Common Stock (and, if appropriate in the reasonable judgment of the Board of Directors, an adjustment to the Conversion Rate of the Common Stock) so as to, in the reasonable judgment of the Board of Directors of the Company, approximate the adjustment provided for under Section 14.05(e) with respect to the Common Stock. Similarly, if an event or transaction of the type described under Section 14.06 occurs that affects the Reserved Common Stock, the Company shall take such actions with respect to the Reserved Common Stock as, in the reasonable judgment of the Board of

Directors, is necessary to approximate the results that would obtain under Section 14.06 with respect to the Common Stock.

SECTION 3. The Company agrees that the Trustee is permitted (i) to place a notation about this Second Supplemental Indenture on the Notes in accordance with the provisions of Section 10.04 of the Original Indenture and (ii) to modify new Notes to conform to this Second Supplemental Indenture, which shall be authenticated and delivered by the Trustee in exchange for outstanding Notes.

SECTION 4. The Trustee accepts this Second Supplemental Indenture and agrees to execute the trust created by the Indenture as hereby supplemented, but only upon the terms and conditions set forth in the Indenture, including the terms and provisions defining and limiting the liabilities and responsibilities of the Trustee, which terms and provisions shall in like manner define and limit its liabilities and responsibilities in the performance of the trust created by the Indenture as hereby supplemented.

SECTION 5. The Indenture, supplemented as hereinabove set forth, is in all respects ratified and confirmed, and the terms and conditions thereof, supplemented as hereinabove set forth, shall be and remain in full force and effect.

SECTION 6. The recitals contained in this Second Supplemental Indenture shall be taken as the statements made solely by the Company, and the Trustee shall have no liability or responsibility for their correctness and, without limiting the generality of the foregoing, the Trustee shall not be responsible in any manner whatsoever for or with respect to (i) the validity or sufficiency of this Second Supplemental Indenture or any of the terms or provisions hereof, (ii) the proper authorization hereof by the Company by corporate action or otherwise, (iii) the due execution hereof by the Company or (iv) the consequences (direct or indirect and whether deliberate or inadvertent) of any amendment herein provided for, and the Trustee makes no representation with respect to any such matters.

SECTION 7. Upon the execution and delivery hereof by the Company and the Trustee, the Indenture shall become effective and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

SECTION 8. THIS SECOND SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

SECTION 9. This Second Supplemental Indenture may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, as of the date first above written.

TRIARC COMPANIES, INC., as Issuer
By:	/s/ Nils H. Okeson
Name: Nils H. Okeson Title: General Counsel

WILMINGTON TRUST COMPANY, as Trustee
By:	/s/ MICHAEL G. OLLER
Name: Michael G. Oller, Jr. Title: Assistant Vice President